EXHIBIT 99.42

                     [Letterhead of John K. Rosenberg,
               Executive Vice President and General Counsel,
                         Western Resources, Inc.]


                                                    April 4, 1997


Mr. Gary Gilson
Blackwell Sanders Matheny Weary & Lombardi L.C.
2300 Main Street
Kansas City, MO 64108

      Re:    Demand for Stockholder List

Dear Mr. Gilson:

               This responds to your "Demand for Stockholder List" delivered to me on March 28, 1997. In your letter you request information with respect to shareholders entitled to vote at the Company's April 24, 1997, special meeting.

               Without conceding the adequacy or propriety of your demand, you should be aware that Western Resources is no longer planning to hold a special shareholders meeting on April 24, 1997. Current plans are to hold a meeting on June 17, 1997 and the record date for that meeting has not been set.

               In view of the above, your demand for a list of shareholders as of the record date for an April 24 meeting is moot. If you have any questions in this regard, please feel free to contact me.

                                          Sincerely,

                                          /s/ John K. Rosenberg